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2/11/02

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III


SEC MAIL
RECEIVED
PROCESSING
FEB 07 2002
354
WASH, D.C.
SECTION

SEC FILE NUMBER
8- 49427

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

B.B. Graham & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
FEB 13 2002
THOMSON
FINANCIAL

1700 W. Katella, 2nd Floor
(No. and Street)

Orange, (City) California (State) 92867 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Benson 714-628-5200
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name — *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 (Address) Los Angeles, CA (City) (State) 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Benson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of B.B. Graham & Company, Inc., as of December 31, 2001, 19___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Brian K. Benson 2/5/2002
Signature

C.F.O
Title

William L. Graham
Notary Public
2/5/02



WILLIAM L. GRAHAM
Commission # 1322843
Notary Public - California
Orange County
My Comm. Expires Oct 29, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition ~~with respect to methods of consolidation.~~
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE-DECEMBER 31, 2001

B.B. GRAHAM & COMPANY, INC.
1700 W. KATELLA, 2ND FLOOR
ORANGE, CALIFORNIA 92867

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

REPORT OF INDEPENDENT ACCOUNTANT

Board of Directors
B.B. Graham & Company, Inc.
Orange, California

I have audited the accompanying statement of financial condition of B.B. Graham & Company, Inc. (the Company) as of December 31, 2001 and related statements of income (loss), cash flows, and changes in stockholder's equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2001 and the results of its operations, cash flows and stockholder's equity for the year then ended in conformity with United States generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information on pages 11 to 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements but includes supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



George Brenner, CPA

Los Angeles, California
January 18, 2002

B.B.GRAHAM & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash		
Checking		$ 3,284
Savings		175,255
Total cash		178,539
Clearing broker deposit		50,000
Commissions receivable		69,324
Income tax refund		4,606
NOL federal tax refund		28,549
Other receivables		1,297
Property and Equipment, at cost, net of accumulated depreciation of $19,206		14,679
TOTAL ASSETS		$ 346,994

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Accounts payable		$ 16,619
Accrued salaries		885
Arbitration settlement payable		31,000
Commissions payable		19,945
Credit line payable		22,310
TOTAL LIABILITIES		90,759
SHAREHOLDER'S EQUITY		
Common stock, $.01 par value, 1,000,000 shares authorized; 10,000 shares outstanding	$ 100	
Paid-in capital	209,900	
Retained earnings	46,235	256,235
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		$ 346,994

See accompanying notes to financial statements

B.B.GRAHAM & COMPANY, INC.
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES	
Commissions	$ 1,046,241
Interest income	49,356
Other income	138,276
TOTAL REVENUES	1,233,873
OPERATING EXPENSES - See Page 10	1,351,485
INCOME (LOSS) BEFORE TAX PROVISION	(117,612)
INCOME TAX PROVISION	(26,424)
NET INCOME (LOSS)	$ (91,188)

See accompanying notes to financial statements

B.B.GRAHAM & COMPANY, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2000	10,000	$ 100	$ 199,900	$ 137,423	$ 337,423
Contribution of Capital			10,000		10,000
Net Income (Loss)				(91,188)	(91,188)
Balance, December 31, 2001	10,000	$ 100	$ 209,900	$ 46,235	$ 256,235

See accompanying notes to financial statements

B.B.GRAHAM & COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows from Operating Activities:		
Net income (loss)	$	(91,188)
Write off of investment in subsidiary		(7,518)
Depreciation and amortization		5,752
Changes in operating assets and liabilities:		
Commissions receivable		(17,091)
Income tax refund		12,483
NOL federal tax refund		(28,549)
Other receivables		5,479
Bank overdraft		(6,437)
Accounts payable		(22,071)
Arbitration payable		31,000
Commissions payable		(2,017)
Net cash required by operating activities		(120,157)
Cash Flows for Investing Activities:		0
Cash Flows from Financing Activities:		
Credit line		22,310
Contribution of capital		10,000
Shareholder loan net repayment		65,000
Cash Flows from Financing Activities		97,310
Net decrease in cash		(22,847)
Cash at beginning of year		201,386
Cash at December 31, 2001	$	178,539
Supplemental Cash Flow Information		
Cash paid for interest	$	0
Cash paid for income tax	$	800

See accompanying notes to financial statements

B.B. GRAHAM & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

B.B. Graham & Company, Inc. (the Company) has been approved as a registered broker-dealer with the Securities and Exchange Commission under SEC Rule 15(b) as of August 8, 1996. The Company was incorporated in June 1996, and its membership in the NASD was approved May 1997. The Company entered into an agreement with a clearing broker whereby the Company does not carry customer accounts. The Company introduces and forwards, as a broker, all transactions and accounts of customers to the clearing broker who carries such accounts on a fully disclosed basis. The Company forwards all funds and securities received in connection with its activities as a broker or dealer directly to the clearing broker and does not hold funds or securities for or owe funds or securities to customers.

Property, Equipment and Depreciation - Property and equipment are carried at cost. Depreciation is calculated on the accelerated method over estimated economic lives.

Equity Basis of Accounting

The Company reports its earnings and losses of its wholly owned subsidiary on the equity basis of accounting as follows:

Original investment	$ 50,000
1999 loss	(31,784)
2000 loss	(25,734)
(Deficit) Equity at Dec. 31, 2000	$(7,518)

The deficit of the subsidiary was cancelled in 2001 and recorded as income. The subsidiary is in the process of being transferred to new owners.

NOTE 2 - DEPOSIT - CLEARING ORGANIZATION

The Company has an agreement with a clearing broker which requires a minimum deposit of $50,000.

B.B. GRAHAM & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2001

NOTE 3 - PROVISION FOR INCOME TAXES

The Company's fiscal year ends December 31, 2001. The Company will file an income tax return on the cash basis. The provision for income taxes for the year consists of the following:

Net Operating Loss Refund	$(28,549)
State Current	800
2000 under accrual	1,325
	$ 26,424

The Company's current loss can be carried back two years for Federal income tax purposes and forward twenty years. This results in a current refund of $28,549 and a carry forward of approximately $13,500. The state tax cannot be carried back and requires a minimum payment of $800. California allows 55% of losses to be carried over for 10 years. The Company's net operating loss carry forward for California purposes is approximately $75,000.

NOTE 4 - NET CAPITAL REQUIREMENTS

In accordance with the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined of $5,000. The Company is required to include in the net capital calculation the contingent liability discussed in Note 6. See page 11 for the net capital computation.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

The Company leases facilities in the County of Orange area under a long-term agreement with the Company's principal shareholder expiring through 2005. The annual rental commitments for years ending December 31, are as follows:

2002	$180,000
2003	180,000
2004	180,000
Thereafter	67,500
	$607,500

NOTE 6 - CONTINGENT LIABILITIES

Loan Guarantee

On May 1, 2000, the company's primary shareholder purchased an office building and the Company entered into an agreement with a series of financial institutions to guarantee the loans totaling $2,348,505.

NOTE 7 - RELATED PARTY TRANSACTIONS

As noted above, the Company's sole shareholder purchased an office building and entered into a lease agreement to rent part of the building to the Company. The rent is $15,000 per month, approximately the same amount charged to the other tenants occupying relatively the same square footage.

NOTE 8 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

Independent Auditor's Report on Supplemental Information

B.B. Graham & Company, Inc.
Orange, California

My report on my audit of the basic financial statements of B.B. Graham & Company, Inc. for December 31, 2001 was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of operating expenses on Page 10 are presented for the purposes of additional analysis and are not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audit of the basis financial statements and, accordingly, I express no opinion on them.



George Brenner, CPA

Los Angeles, California
January 18, 2002

B.B. GRAHAM & COMPANY, INC.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2001

OPERATING EXPENSES

Advertising/marketing	$	5,155
Arbitration settlement		74,400
Clearing broker fees		268,938
Commissions		412,929
Depreciation		5,752
Dues and subscriptions		26,378
Error expense		10,692
Insurance		28,938
Interest expense		28
Miscellaneous expenses		8,751
NASD fees		28,278
Office expenses		25,334
Professional fees		23,178
Quote services		36,665
Rent		180,000
Salaries and wages		94,054
Software		35,959
Taxes and licenses		35,434
Telephone		29,803
Temporary staffing		13,988
Travel & entertainment		6,831
TOTAL OPERATING EXPENSES	$	1,351,485

See accompanying notes to financial statements

B.B.GRAHAM & COMPANY, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition	$ 256,235
Nonallowable assets - Page 12	(51,414)
NET CAPITAL	$ 204,821

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	$ 162,699
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 162,699
EXCESS CAPITAL	$ 42,122
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ (39,105)

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities including $2,348,505 contingent liability - see note 6	$ 2,439,263
Aggregate indebtedness to net capital	11.91

RECONCILIATION

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NONE REQUIRED

See accompanying notes to financial statements

B.B.GRAHAM & COMPANY, INC.
NON-ALLOWABLE ASSETS
DECEMBER 31, 2001

NON-ALLOWABLE ASSETS		
Portion of commissions receivable not allowable	$	2,283
Prepaid income taxes		4,606
NOL Federal Tax Refund		28,549
Other receivables		1,297
Property and Equipment, at cost, net of accumulated depreciation of $23,999		14,679
TOTAL	$	51,414

See accompanying notes to financial statements

PART II

B.B. GRAHAM & COMPANY, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2001

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

Report of Independent Accountant
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
B.B. Graham & Company, Inc.
Orange, California

In planning and performing my audit of the financial statements of B.B. Graham & Company, Inc. (hereafter referred to as the "Company") for the year ended December 31, 2001. I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debts) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3. I did not review the practice and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13; (2) in complying with the Governors of Federal Reserve System; or (3) in obtaining and managing physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structures and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles.

Board of Directors
B.B. Graham & Company, Inc.
Orange, California

Rule 171-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk the terrors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I considered to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2001 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Regulation 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.



George Brenner, C.P.A.

Los Angeles, California
January 18, 2002